UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CorpBanca

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

21987A209 (Sponsored ADR)**

(CUSIP Number)

David L. Williams

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Alvaro Saieh Bendeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,442,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,442,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,442,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.88%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Banking S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.73%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Compañía Inmobiliaria y de Inversiones Saga SpA.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,589,773
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,589,773
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,589,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Holding Inversiones LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,442,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,442,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,442,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.88%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS CorpGroup Inversiones LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,442,682
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,442,682
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,442,682
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.88%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Financial S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.73%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Corp Group Holding Inversiones Limitada C.P.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.73%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Inversiones CorpGroup Interhold LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.73%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS Inversiones Gasa LTDA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,589,773
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,589,773
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,589,773
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.15%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 3 supplements and amends the Schedule 13D filed on May 29, 2014 by the Reporting Persons (as defined below), as amended on June 24, 2014, as amended on August 25, 2014 (as so amended, the “Schedule 13D”), relating to the Common Shares, no par value per share (the “Common Stock”), of CorpBanca, a company formed under the laws of the Republic of Chile (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement is being filed by (collectively, the “Reporting Persons”):

(i) Alvaro Saieh Bendeck, a citizen of the Republic of Chile;

(ii) Corp Group Banking S.A., a company formed under the laws of the Republic of Chile;

(iii) Compañía Inmobiliaria y de Inversiones Saga SpA., a company formed under the laws of the Republic of Chile;

(iv) Corp Group Holding Inversiones Ltda., a company formed under the laws of the Republic of Chile;

(v) CorpGroup Inversiones Ltda., a company formed under the laws of the Republic of Chile;

(vi) Corp Group Financial S.A., a company formed under the laws of the Republic of Chile;

(vii) Corp Group Holding Inversiones Limitada C.P.A., a company formed under the laws of the Republic of Chile;

(viii) Inversiones CorpGroup Interhold Ltda., a company formed under the laws of the Republic of Chile; and

(ix) Inversiones Gasa Ltda., a company formed under the laws of the Republic of Chile.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On June 2, ICGI, Gasa, the Issuer, Itaú Unibanco Holding S.A. and Banco Itaú Chile entered into an amendment to the Transaction Agreement (the “TA Amendment”), which provides, among other things, that (1) in addition to the dividends originally permitted under the Transaction Agreement, the Issuer will be permitted to pay certain additional special dividends in 2015 and 2016, (2) Banco Itaú Chile’s ordinary dividend in respect of earnings for fiscal year 2014, will be limited to a lesser amount than originally provided for in the Transaction Agreement, (3) each of Banco Itaú Chile and the Issuer will pay ordinary dividends equal to 50% of the respective distributable earnings of each such bank for the year ended 2015, with the merger between the Issuer and Banco Itaú Chile (the “Chilean Merger”) not occurring prior to January 1, 2016, (4) the earliest date on which the Transaction Agreement may be terminated by either side will be extended from January 29, 2016 to May 2, 2016, and (5) ICGI will sell all its shares of CorpBanca Colombia to the post-Chilean Merger entity by no later than January 29, 2017 at the same price specified in the Transaction Agreement, plus interest at Libor plus 2.7% per year accruing from August 4, 2015 to the purchase date. The foregoing descriptions of the terms of the TA Amendment are qualified in their entirety by reference to the full text of such amendment, a copy of which is identified as Exhibit M hereto, and is incorporated herein by reference. References in this Schedule 13D to the Transaction Agreement shall mean the Transaction Agreement, as amended by the TA Amendment unless the context requires otherwise.

In connection with receiving the consent of the IFC Parties to the transactions contemplated by the Transaction Agreement, on February 13, 2015, CGHI, ICGI, Gasa, CGB and Saga, the IFC Parties, Itaú Unibanco Holding S.A. and the Issuer entered into a new Policy Agreement (the “February 2015 Policy Agreement”). The February 2015 Policy Agreement relates to certain governance issues regarding the Issuer, and provides, among other things, that the IFC Parties shall have the right to nominate one individual to be elected to the Board of Directors of the Issuer, subject to the terms and conditions set forth in the February 2015 Policy Agreement. The February 2015 Policy Agreement also requires that the IFC Parties vote in favor of the transactions contemplated by the Transaction Agreement, subject to certain exceptions. Except for the voting commitment described in the preceding sentence, the February 2015 Policy Agreement shall become effective upon the consummation of the transactions contemplated by the Transaction Agreement and, upon effectiveness, will replace the existing IFC Policy Agreement.

The foregoing description of the terms of the February 2015 Policy Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached hereto as Exhibits L and is incorporated herein by reference.

Item 5 Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended by amending and restating the first three paragraphs thereof as follows:

(a) – (b) Collectively, the Reporting Persons beneficially own an aggregate of 169,754,442,682 shares of Common Stock representing approximately 49.88% of the shares issued and outstanding.

CGB is the direct holder of 148,835,852,909 shares of Common Stock representing approximately 43.73% of the shares issued and outstanding.

Saga is the direct holder of 20,918,589,773 shares of Common Stock representing approximately 6.15% of the shares issued and outstanding.

Item 7. Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated as follows:

Schedule 1	Transaction History (previously filed).

Annex A	Instruction C Information (previously filed).

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (previously filed).

Exhibit B	IFC Policy Agreement (previously filed).

Exhibit C	IFC Shareholders Agreement (previously filed).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement (incorporated by reference from Exhibit 1 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translation) (previously filed).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translation) (previously filed).

Exhibit J	Promissory Notes to Inversiones Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada (English Translations) (previously filed).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of Corp Group Banking S.A. (previously filed).

Exhibit L	February 2015 Policy Agreement (filed herewith).

Exhibit M	Amendment to Transaction Agreement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2015

CORP GROUP BANKING S.A.

By:	/s/ María Pilar Dañobeitía Estades
Name: María Pilar Dañobeitía Estades
Title: Chief Executive Officer

COMPAÑÍA INMOBILIARIA Y DE INVERSIONES SAGA SpA.

By:	/s/ María Pilar Dañobeitía Estades
Name: María Pilar Dañobeitía Estades
Title: Chief Executive Officer

CORP GROUP HOLDING INVERSIONES LTDA.

By:	/s/ María Pilar Dañobeitía Estades
Name: María Pilar Dañobeitía Estades
Title: Chief Executive Officer

CORPGROUP INVERSIONES LTDA.

By:	/s/ María Pilar Dañobeitía Estades
Name: María Pilar Dañobeitía Estades
Title: Chief Executive Officer

CORP GROUP FINANCIAL S.A.

By:	/s/ María Pilar Dañobeitía Estades
Name: María Pilar Dañobeitía Estades
Title: Chief Executive Officer

CORP GROUP HOLDING INVERSIONES LIMITADA C.P.A.

By:	/s/ María Pilar Dañobeitía Estades
Name: María Pilar Dañobeitía Estades
Title: Chief Executive Officer

INVERSIONES CORPGROUP INTERHOLD LTDA.

By:	/s/ María Pilar Dañobeitía Estades
Name: María Pilar Dañobeitía Estades
Title: Chief Executive Officer

INVERSIONES GASA LTDA.

By:	/s/ María Pilar Dañobeitía Estades
Name: María Pilar Dañobeitía Estades
Title: Chief Executive Officer

/s/ Alvaro Saieh Bendeck
Alvaro Saieh Bendeck

EXHIBIT INDEX

The Exhibit Index to this Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description
Schedule 1	Transaction History (previously filed).

Annex A	Instruction C Information (previously filed).

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (previously filed).

Exhibit B	IFC Policy Agreement (previously filed).

Exhibit C	IFC Shareholders Agreement (previously filed).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement (incorporated by reference from Exhibit 1 to the Transaction Agreement attached to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translation) (previously filed).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translation) (previously filed).

Exhibit J	Promissory Notes to Inversiones Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada (English Translations) (previously filed).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of Corp Group Banking S.A. (previously filed).

Exhibit L	February 2015 Policy Agreement (filed herewith).

Exhibit M	Amendment to Transaction Agreement (filed herewith).